10027052

SEC Processing Section

FEB 26 2010

Washington, DC 122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joel Roy Marciniak, proprietor d/b/a JOMAR Services (proprietorship)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 U.S. 23 South
(No. and Street)

Ossineke (City) MI (State) 49766 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Roy Marciniak (989) 471-5258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, P.C.
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1 (Address), Lansing (City) MI (State) 48912 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Joel Roy Marciniak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jomar Services (a proprietorship), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joel Roy Marciniak

Signature

PRINCIPAL BROKER/DEALER

Title

Charlene L. Oliver

Notary Public 2/22/10

CHARLENE L. OLIVER
Notary Public, State of Michigan
County of Alcona
My Commission Expires 05-18-2015
Acting in the County of Alpena

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Joel Marciniak, Proprietor
d/b/a JOMAR Services (a proprietorship)

We have audited the accompanying statement of financial condition of JOMAR Services (a proprietorship) as of December 31, 2009, and the related statements of operations, changes in proprietor's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOMAR Services (a proprietorship) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared solely from the accounts of JOMAR Services (a proprietorship) and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan P.C.

February 26, 2010

JOMAR SERVICES (A PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	187
Certificate of deposit		11,107
Commissions receivable		12,473
TOTAL ASSETS	$	23,767

LIABILITIES AND PROPRIETOR'S CAPTIAL

LIABILITIES:		
Accounts payable	$	1,920
PROPRIETOR'S CAPTIAL		21,847
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$	23,767

See notes to financial statements.

JOMAR SERVICES (A PROPRIETORSHIP)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 104,831
Interest	432
Total revenues	105,263
EXPENSES:	
Advertising and promotion	2,505
Bank charges	135
Broker fees	4,674
Dues and publications	521
Employee costs	1,015
Postage	1,830
Contributions	80
Rent	15,600
Taxes, licenses and bonds	84
Total expenses	26,444
NET INCOME	$ 78,819

See notes to financial statements.

JOMAR SERVICES (A PROPRIETORSHIP)
STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL
YEAR ENDED DECEMBER 31, 2009

BALANCE, January 1, 2009 (as previously reported)	$	9,191
Prior period adjustment (See Note 7)		9,216
BALANCE, January 1, 2009 (restated)		18,407
ADD (DEDUCT):		
Net income		78,819
Owner's withdrawals		(75,379)
BALANCE, December 31, 2009	$	21,847

See notes to financial statements.

JOMAR SERVICES (A PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 78,819
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Receivables	(3,061)
Accounts payable	(406)
Total adjustments	(3,467)
Net cash provided by operating activities	75,352
Cash flows from investing activities:	
Maturity and reinvestment in certificate of deposit - net	(432)
Cash flows from financing activities:	
Owner's withdrawals	(75,379)
Net decrease in cash and cash equivalents	(459)
CASH AND CASH EQUIVALENTS:	
Beginning of year	646
End of year	$ 187

See notes to financial statements.

JOMAR SERVICES (A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - Cash and cash equivalents include cash on hand and short term investments with original maturities of three months or less.

Certificates of deposit - Certificates of deposit with original maturities over three months are recorded at cost which approximates fair value.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Property, equipment and depreciation - Property and equipment is recorded at cost or estimated fair market value if contributed by the owner. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

Income taxes - Income taxes have not been recorded on the statement of income due to the owner being responsible for such taxes on a personal level. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the owner is liable for any income taxes due on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

JOMAR SERVICES (A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Advertising - The Company expenses advertising costs as incurred.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

JOMAR Services (the "Company") is a securities broker-dealer and is registered with the Securities Exchange Commission and the State of Michigan. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA).

The Company has entered into a "membership agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1) limiting business to the distribution of mutual funds and/or variable life insurance or annuities.

The Company will maintain a minimum net capital requirement pursuant to SEC Rule 15c3-1, (a)(1)(i) and (a)(2)(vi) and will not hold customer funds or safekeep customer securities.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash and maintains its certificate of deposit with FDIC insured financial institutions. Although balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions receivable were substantially collected subsequent to year-end and are considered to be subject to minimal risk. The Company's customers reside principally in north east Michigan.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of funds. Approximately 99% of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture and equipment with a cost of $4,873 was fully depreciated at December 31, 2009.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space with a business related through common ownership under a expense sharing agreement. The company portion of rental expense under this agreement was $15,600 in 2009.

NOTE 5 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had regulatory net capital of $10,567 and a minimum regulatory net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .18 to 1.

NOTE 6 - SECURITIES INVESTOR PROECTION CORPORATION

JOMAR Services has completed Form SIPC-3, Certification of Exclusion From Membership, and thus is not subject to filing forms SIPC-6 and SIPC-7T as it is not a member of the Securities Investor Protection Corporation.

NOTE 7 – PRIOR PERIOD ADJUSTMENT

Proprietors capital as of January 1, 2009 has been adjusted to record additional commissions receivable amounting to $9,216.

SUPPLEMENTARY INFORMATION

JOMAR SERVICES (A PROPRIETORSHIP)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL:		
Total proprietor's capital		$ 21,847
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$ 11,238	11,238
Net capital before haircuts on securities positions		10,609
Haircuts on certificate of deposit		42
Net capital		$ 10,567
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 1,920
Total aggregate indebtedness		$ 1,920
Computation of basic net capital requirement:		
Minimum net capital required (Aggregate indebtedness $1,920 x 6 2/3%)		$ 128
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of the two above amounts)		$ 5,000
Excess net capital		$ 5,567
Ratio of aggregate indebtedness to net capital		0.18
Reconciliation with Company's computation (Included in Part IIA of Form X-17A-5 as of December 31, 2009)		
Net capital as reported in Company's Part IIA unaudited FOCUS Report		$ 13,982
Increase in non-allowance assets		(11,238)
Increase in commissions receivable		7,831
Increase in haircuts on certificate of deposit		(8)
Net capital		$ 10,567

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Report on Internal Control Required by SEC Rule 17a-5

Joel Marciniak, Proprietor
JOMAR Services (a proprietorship)

In planning and performing our audit of the financial statements and supplemental schedule of JOMAR Services (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be material weaknesses and have communicated them in writing to management and those charged with governance on February 26, 2010 as follows:

"During the course of the audit additional receivables were noted that should have been recorded to the prior year. A material prior period adjustment was required to correct the financial statements. The occurrence of a prior period adjustment is, by definition, a material weakness in internal control over financial reporting."

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner Costerisan P.C.

February 26, 2010

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURED RELATED TO AN ENTITY'S CLAIM FOR EXLCUSION FROM MEMBERSHIP IN SIPC

Joel Marciniak, Proprietor
JOMAR Services (a proprietorship)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by JOMAR Services. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2009 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 noting no differences; the company had interest revenue which is included in the Schedule of Revenues.

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2009 to supporting schedules and working papers, and internally prepared financial statements noting no differences.

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2009 and in the related schedules and working papers, and internally prepared financial statements noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2010

JOMAR SERVICES (A PROPRIETORSHIP)
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2009

$ 104,831	Distribution of shares of registered open end investment companies or unit investment trusts
432	Interest revenue
$ 105,263	Total revenues (as stated in the audited financial statements)

JOEL R. MARCINIAK, PROPRIETOR
D/B/A JOMAR SERVICES (A PROPRIETORSHIP)

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission and
agreed upon procedures report required by SIPC)

YEAR ENDED DECEMBER 31, 2009

CONTENTS